# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nabors Energy Transition Corp. II, CIK 0001975218
CUSIP: G6363K106
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 515 W. GREENS ROAD, SUITE 1200, HOUSTON, Texas (TX), 77067
Date of event which requires filing of this statement: 10/16/2025
Filed by CIK 0001937147
Persons authorized to receive notices and communications: Jacob Ma-Weaver, 601 California Street, Suite 1151, SAN FRANCISCO, California (CA), 94108, (415) 857-1965

## Reporting persons
- Funicular Funds, LP (CIK 0001937147): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,875,115; shared voting power 0; sole dispositive power 1,875,115; shared dispositive power 0; aggregate amount beneficially owned 1,875,115 (13.7% of the class)
- Cable Car Capital, LP (CIK 0001699575): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,875,115; shared voting power 0; sole dispositive power 1,875,115; shared dispositive power 0; aggregate amount beneficially owned 1,875,115 (13.7% of the class)
- Jacob Ma-Weaver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,875,115; shared voting power 0; sole dispositive power 1,875,115; shared dispositive power 0; aggregate amount beneficially owned 1,875,115 (13.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Nabors Energy Transition Corp. II
Address of issuer's principal executive offices: 515 W. GREENS ROAD, SUITE 1200, HOUSTON, Texas (TX), 77067

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by Funicular Funds, LP (the "Fund"), a Delaware limited partnership, with respect to the Shares beneficially owned and held of record by the Fund. The general partner of the Fund is Cable Car Capital, LP ("Cable Car"), a Delaware limited partnership. Jacob Ma-Weaver, a United States citizen, is the ultimate individual responsible for directing the voting and disposition of the Shares held by the Fund.

Each of the Fund, Cable Car, and Mr. Ma-Weaver are referred to as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address: The principal business address for the Reporting Persons is 601 California Street, Suite 1151, San Francisco, California 94108.
Present principal occupation or employment: The Fund is a private investment partnership whose principal business is investing and trading in securities. Cable Car is an investment adviser registered with the Securities and Exchange Commission. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of the Fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Funicular Funds, LP - Delaware
Cable Car Capital, LP - Delaware
Jacob Ma-Weaver - United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $21,246,660.70, inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of the Fund, which may include borrowings under portfolio margin agreements with the Fund's custodians. Positions in the Shares to which this Schedule 13D relates may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

With respect to the preliminary proxy statement on Schedule 14A filed by the Issuer on October 16, 2025, the Reporting Persons have communicated their belief that the proposals are not approvable in their current form to the Issuer. The Reporting Persons are supportive of an orderly winding up process that promptly distributes the trust account to Class A shareholders and proportionally allocates settlement proceeds, net of expenses, between the Class A and Class F shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based on 13,724,863 Shares outstanding as of August 14, 2025, which is the total number of Shares outstanding as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.

As of the close of business on October 21, 2025, the Fund beneficially owned 1,875,115 Shares, constituting approximately 13.7% of the Issuers outstanding Shares. Cable Car, as the general partner of the Fund, may be deemed the beneficial owner of the 1,875,115 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 1,875,115 Shares owned by the Fund.
Number of shares as to which each person has sole or shared power to vote or dispose:
Funicular Funds, LP - 1,875,115
Cable Car Capital, LP - 1,875,115
Jacob Ma-Weaver - 1,875,115
Transactions in the class effected during the past sixty days: Schedule A is incorporated herein by reference
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A. Joint Filing Agreement

## Signatures
- Funicular Funds, LP: Jacob Ma-Weaver, Managing Member of the General Partner (10/22/2025)
- Cable Car Capital, LP: Jacob Ma-Weaver, Managing Member (10/22/2025)
- Jacob Ma-Weaver: Jacob Ma-Weaver, Jacob Ma-Weaver (10/22/2025)